Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

November 16, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 16, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from bleuacacia ltd, (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share,
one rights and one-half of one redeemable warrant

Class A ordinary shares, $0.0001 par value per share

Rights to acquire one-sixteenth of one Class A ordinary share

Redeemable warrants, each warrant exercisable for one Class A ordinary share
at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi